SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 19, 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Signatures
News Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 19, 2003	By:	/s/ Brad Thompson Brad Thompson President & CEO

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Announces Results of Reovirus Treatment to Purge Stem Cell Preparations of Contaminating Cancers

CALGARY, Alberta, March 19, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) reported today that Dr. Don Morris and his research group with the Alberta Cancer Board and the University of Calgary published the results of their work with the human reovirus for the removal of contaminating cancer cells from autologous (harvested from the patient themselves) blood stem cells in model systems. The results were prepublished online in the March 13th, 2003 issue of Blood.

“This is an important extension of the potential therapeutic use of the reovirus beyond what has recently been explored,” said Dr. Matt Coffey, Vice President Product Development. “We are excited by the potential opportunities to use this agent clinically in diverse and evolving capacities.”

Hematological (derived from blood) stem cell rescue following high-dose chemotherapy is extensively used clinically for both solid tumors and tumors of the blood. Globally, the number of autologous blood and bone marrow transplants surpasses the number of donor-derived transplants. It has been estimated that as many as 30% of these autologous stem cell transplants are contaminated by cancer cells. Dr. Morris and his colleagues demonstrated that reovirus purged contaminating cancer cells present in these stem cells derived from bone marrow.

In addition, two recent publications addressed different elements of research into the use of the human reovirus as a potential cancer therapeutic. Hirasawa et al. in the January 15th edition of Cancer Research demonstrated the use of the reovirus in treating metastatic disease in animal models using the reovirus delivered systemically. This is the first published examination of the systemic use of the reovirus in immune competent animals. Etoh et al in the March 9th edition of Clinical Cancer Research examined the use of the reovirus to kill pancreatic cancers both in vitro and in animal models.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the use of the human reovirus as a potential cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Matt Coffey	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
info@oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com